EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

American Safety Insurance Group, Ltd.
Coverage Ratios for Preferred Stock

	1999	2000	2001	Six Months June 30, 2001	Six Months June 30, 2002
Earnings
Pre-Tax Earnings (Loss)	6,003	(2,520)	5,316	3,107	5,754
Plus: Interest Expense Recognized	—	—	470	0	467

Total Earnings	6,003	(2,520)	5,786	3,107	6,221

Fixed Charges
Interest Accruals For Period	—	244	1,237	561	234

Total Fixed Charges	—	244	1,237	561	234

Coverage Ratio		(2,764)	4.68	5.54	26.59

*	All figures are dollars in thousands, except coverage ratios for 2001 and for the six months ended June 30, 2001 and June 30, 2002.